April 26, 2019

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FNEX Ventures (the “Fund”)

File Nos. 811-23363; 333-226250

Dear Ms. Rossotto:

This letter provides the Fund’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided on April 11, 2019. The comments addressed the Fund’s pre-effective amendment to its registration statement on Form N-2, which was filed on October 5, 2018. For your convenience, I have summarized the comments in this letter and provided the Fund’s response below each comment.

General

1.	Comment: The strategy is very risky and yet the Fund seems to target retail investors, as evidenced by its low minimum account requirement. Please explain how the Fund’s strategy is appropriate for retail investors who would not otherwise qualify for the accredited investor standard that is required in private securities transactions.

Response:

Unlike a direct investment in private securities, the Fund is a registered investment company subject to the requirements and protections of the Investment Company Act of 1940, is managed by a professional investment adviser, and is subject to the oversight of a Board of Trustees and Chief Compliance Officer. The Fund is very similar to an existing registered closed-end interval fund, the SharesPost 100 Fund, that invests in unregistered companies, has similar account minimums, and has been in operation since 2014. The Fund believes that its approach of offering access to private companies through a registered product is consistent with recent initiatives by the Commission, as expressed by the Chairman of the Commission, to reduce regulatory burdens on pre-IPO companies while maintaining or enhancing investor protections and to increase the access of “Main Street” investors to high-quality private companies.”[1] The Fund also notes that many of its investment would be late-stage private companies, meaning they have a reasonable amount of operating history and a stable enough capital structure to support their business. Further, market trends have changed over the past few decades and more companies are staying private for longer periods because capital is more readily available in private markets and, at times, rivals the amount of capital that would be available through public offerings. As a result, these late-stage companies have similar profiles to publicly traded entities in early periods. The Fund has also revised its risk disclosures to further address the Staff’s comment.

1 Remarks on Capital Formation at the Nashville 36/86 Entrepreneurship Festival, Chairman Jay Clayton, August 29, 2018.

Ms. Karen Rossotto

U.S. Securities and Exchange Commission

April 26, 2019

Cover

2.	Comment: In the second paragraph, the Fund states that its “Shares will be offered through [the distributor]”, but on page 9 the prospectus states that shares may also be purchased through authorized brokers and other intermediaries. Please reconcile these two statements and be consistent when disclosing the process of acquiring Fund shares and clarify throughout the registration statement how investors can purchase shares in the Fund.

Response: The Fund has revised the disclosure to address the Staff’s comment.

3.	Comment: In the third paragraph, please disclose that redemptions may be paid through a return of capital and explain the implications of a return of capital.

Response: The Fund has revised the disclosure to address the Staff’s comment.

4.	Comment: In the seventh paragraph, the Fund discusses its fundamental concentration policy. Please delete this disclosure because it might cause confusion given the earlier discussion regarding sector concentration.

Response: The Fund has revised the disclosure to address the Staff’s comment.

Prospectus

Prospectus Summary

5.	Comment: In Investment Objective and Strategy, the first paragraph refers to the FNEX Target List. Please disclose the basis for which companies are included on the list by FNEX Advisor, LLC (the “Adviser”). For example, please describe the target investment universe and how the Adviser selects companies from that universe to build its list. Further, describe the due diligence that the Adviser conducts to determine if an investment is appropriate for the Fund.

Response: The Fund has revised the disclosure to address the Staff’s comment.

6.	Comment: In the same paragraph, please disclose how the Fund defines “U.S. domestic” and “emerging markets” companies.

Response:       The Fund has revised the disclosure to address the Staff’s comment.

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Ms. Karen Rossotto

U.S. Securities and Exchange Commission

April 26, 2019

7.	Comment: In the same paragraph, please discuss the valuation procedures related to the private securities or confirm that all securities will be valued under the fair valuation procedures. Also, disclose whether the adviser serves on the fair valuation committee.

Response:       The Fund has revised the disclosure to address the Staff’s comment.

8.	Comment: In the second paragraph, the Fund refers to “venture-backed, speculative companies”. Please define in plain English a “venture-backed” company including how the Fund defines a venture company. Additionally, please disclose the “stage” of the companies.

Response:       The Fund has revised the disclosure to address the Staff’s comment.

9.	Comment: Please describe the due diligence that the Adviser conducts to determine what investments are appropriate for the Fund.

Response:       The Fund has revised the disclosure to address the Staff’s comment.

10.	Comment: Please describe how long the Fund will generally hold its investments and when it will generally exit a position.

Response:       The Fund has revised the disclosure to address the Staff’s comment.

11.	Comment: In the fourth paragraph, please explain the meaning of “interfaces with management of companies”

Response:       The Fund has revised the disclosure to address the Staff’s comment.

12.	Comment: Please confirm if the Fund will invest in other pooled investment vehicles such as unregistered funds.

Response: The Fund confirms that investments in other funds are not currently part of the principal investment strategy.

13.	Comment: Please clarify whether the “Exchange Feature” is a purchase-in-kind mechanism and disclose how the Adviser will determine that a person qualifies to participate in the exchange. Also, please disclose how the Fund will value such exchanges and the controls in place to prevent conflicts of interest. Finally, please state in your response to this letter the legal basis for allowing such exchanges.

Response: The Fund has removed the disclosure as it no longer intends to offer the Exchange Feature.

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Ms. Karen Rossotto

U.S. Securities and Exchange Commission

April 26, 2019

Distributions and Dividends

14.	Comment: Please clarify in your disclosure that a return of capital is not a return that is based on the performance of the Fund.

Response:       The Fund has revised the disclosure to address the Staff’s comment.

Expense Limitation Agreement

15.	Comment: Please confirm that the expense limitation agreement will remain in place for at least one year from the effective date of the registration statement.

Response:       Confirmed.

Summary of Principal Risk Factors and Special Considerations

16.	Comment: Under Focus of Investments Risk, clarify that the Fund will focus on the Technology sector.

Response:       The Fund has revised the disclosure to address the Staff’s comment.

17.	Comment: Under Business Risk, please provide more disclosure relating to the business risk of venture-backed, high-growth companies.

Response:       The Fund has revised the disclosure to address the Staff’s comment.

18.	Comment: Please confirm if the Fund will invest in micro-cap companies and, if so, revise the risk disclosure to include the risks related for types of companies.

Response: The Fund confirms that it will not invest in micro-cap companies on a principal basis.

Summary of Fund Expenses

19.	Comment: Please explain why investors are being charged a Dividend Reinvestment Plan Fee. The Staff notes that this type of fee is not common and its requests more information about it.

Response: The Fund will not be charging a Dividend Reinvestment Plan Fee and has revised the disclosure accordingly.

Investment Strategy

20.	This section includes risk disclosure on “Options”. Please confirm if this is a principal risk and, if so, include disclosure about these investments in the summary of the principal investment strategy. Otherwise, move this disclosure to the statement of additional information (“SAI”).

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Ms. Karen Rossotto

U.S. Securities and Exchange Commission

April 26, 2019

Response:       The Fund has revised the disclosure to address the Staff’s comment.

21.	The last paragraph in this section states that “[t]he development of an investment strategy is a continuous process, and the Fund’s investment strategies and methods may therefore be modified from time to time.” Please confirm that any changes to the investment strategy or process will not raise additional risks that are not disclosed in the prospectus.

Response:       The Fund has revised the disclosure to address the Staff’s comment.

22.	In the same paragraph, the Fund states that is investment methods are confidential and the disclosure in the prospectus is not exhaustive. Please strike this language since Form N-2 requires disclosure of the Fund’s investment strategy and risks and the Adviser’s investment management process.

Response:       The Fund has revised the disclosure to address the Staff’s comment.

Risk Factors and Special Considerations

23.	In the risk disclosure “Repurchase Offer Risk”, the Fund states that “[a] reduction in the Fund’s net assets may increase the Fund’s expense ratio (subject to the Expense Limitation Agreement)”. Please clarify the parenthetical related to the expense limitation agreement.

Response:       The Fund has revised the disclosure to address the Staff’s comment.

24.	Please include the disclosure on “Risks of Investing in Portfolio Companies” in the summary section, including the final sentence of this risk disclosure, as this is a key risk for the Fund.

Response: The Fund notes that a summary of this risk is already included in the Prospectus Summary under “Summary of Principal Risk Factors and Special Considerations”. The Fund has revised this risk disclosure to include more information on the risk.

25.	Please confirm that the Fund’s focus on economic sectors, including the Technology sector, will be less than the 25% concentration limit stated in the Fund’s fundamental investment policies.

Response: The Fund confirms that any sector focus will comply with the 25% concentration limit in any industry or group of related industries stated in the Fund’s fundamental investment policies.

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Ms. Karen Rossotto

U.S. Securities and Exchange Commission

April 26, 2019

26.	Please confirm if hedging strategies are a principal investment strategy and, if so, add relevant disclosure to the strategy section. Otherwise, move “Hedging Risk” to the SAI.

Response: The Fund has revised the disclosure to address the Staff’s comment.

Management of the Fund

27.	The section “Advisor” states that the Adviser “is newly formed and the Fund is its only client.” Please include this disclosure in the principal risk sections.

Response: The Fund notes that the principal risk sections already include “Risk of Advisor’s Lack of Experience”. The Fund has revised this disclosure to address the Staff’s comment.

28.	Please provide more details about the business operations and ownership of FNEX, LLC, Ozark Capital Advisors, LLC and Ten23 Capital, LLC.

Response: The Fund has revised the disclosure to address the Staff’s comment.

29.	Please include the date of the Investment Advisory Agreement between the Fund and the Adviser, along with the date that the Board of Trustees for the Fund approved the agreement.

Response: The Fund has revised the disclosure to address the Staff’s comment.

Quarterly Repurchase of Shares

30.	This section includes information on a repurchase fee. Please include this fee in the fee table or remove this section.

Response: The Fund has revised the disclosure to address the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Investment Policies and Restrictions

1.	The concentration policy includes the following disclosure: “The Fund’s Fundamental Concentration Policy does not preclude it from focusing investments in issuers in related fields.” Please confirm if this is part of the fundamental policy on which the initial shareholder(s) will vote or whether it is a non-fundamental policy that should be disclose elsewhere in the SAI.

Response: The Fund confirms that the statement is a non-fundamental investment policy and it has revised the disclosure to address the Staff’s comment.

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Ms. Karen Rossotto

U.S. Securities and Exchange Commission

April 26, 2019

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Please contact me at (513) 708-6391 regarding the responses contained in this letter.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom

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